FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

November 24, 2005

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 24, 2005.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer announces the granting of incentive stock options to a consultant of up to 75,000 common shares at $1.12 for two years.

Item 5.	Full Description of Material Change

The Issuer announces that pursuant to its Stock Option Plan, it has granted options to a consultant, of up to an aggregate 75,000 common shares in the capital stock of the Company.  The options are exercisable on or before November 24, 2007 at a price of $1.12 per share and are subject to vesting provisions.  The Stock Option Plan was approved by the members of the Company at the Annual General Meeting held on September 27, 2004.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Gary Freeman – Vice President

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

November 24, 2005